SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

CPG Carlyle Commitments Master Fund, LLC
(Name of Issuer)

CPG Carlyle Commitments Master Fund, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 (the "Amendment") relates to the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the "SEC") on May 2, 2022 by CPG Carlyle Commitments Master Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $57,533,000 of limited liability company interests in the Fund on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal previously were filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Statement.

This Amendment to the Statement is being filed for the purpose of extending the expiration date of the Offer until the end of the day on Wednesday, June 8, 2022, at 12:00 midnight, New York time (as disclosed in the Letter to Investors). All terms and conditions set forth in the Statement filed with the SEC on May 2, 2022 remain unchanged, with the exception of the new expiration date.

The Letter to Investors is attached hereto as Exhibit (a)(1)(i)(b).

ITEM 12.	Exhibits.

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Letter to Investors.**

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.**

* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on May 2, 2022.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE COMMITMENTS MASTER FUND, LLC

By: /s/ Michael Mascis

Name: Michael Mascis
Title: Principal Accounting Officer

May 10, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Letter to Investors.**

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on September 29, 2021.

** Filed herewith.